(LOGO)

The Raymond Corporation                                 Telephone 607-656-2311
Corporate Headquarters                                  Fax 607-656-9005
Greene, New York 13778



March 29, 1996

Dear Shareholders:

On behalf of the Board of Directors and Management, I cordially invite you to attend the Annual Meeting of Shareholders of The Raymond Corporation. The Annual Meeting will be held on Saturday, May 4, 1996 at 11:00 A.M. in the Greene Central High School, South Canal Street, Greene, New York. The enclosed Notice of the Meeting and Proxy Statement contain detailed information about the business to be transacted at the meeting.

The Board of Directors has nominated three present Directors whose terms of office expire this year to continue to serve as Directors (Class B). In addition, I am pleased to announce that Mr. James J. Malvaso, President and Chief Operating Officer of The Raymond Corporation, appointed to the Board of Directors on October 12, 1995, is nominated as a Director (Class B) for the first time. Mr. Malvaso replaces Mr. Lee J. Wolf who resigned from the Board after a 26 year career as an officer and Director of The Raymond Corporation. The Corporation is grateful to Mr. Wolf for his dedicated service and numerous contributions throughout the years. The Board of Directors recommends that you vote for the four nominees.

You are also being asked to approve the appointment of Ernst & Young LLP as independent auditors of The Raymond Corporation for 1996. The Board of Directors recommends that you vote for this proposal.

Please use this opportunity to take part in the affairs of the Corporation by voting on the business to come before this meeting. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed postage-paid envelope. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person for the matters acted upon at the meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,



/s/ Ross K. Colquhoun
- ------------------------------------
Ross K. Colquhoun
Chairman of the Board and
Chief Executive Officer

                           THE RAYMOND CORPORATION
                                P. O. BOX 130
                         GREENE, NEW YORK 13778-0130

                                    ------

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 4, 1996

                                    ------

To the Shareholders of The Raymond Corporation:

   Please take notice that the Annual Meeting of Shareholders of The Raymond Corporation (the "Corporation") will be held on Saturday, May 4, 1996 at 11:00 A.M. local time, in the Greene Central High School, South Canal Street, Greene, New York for the following purposes:

   (1) To elect four (4) Directors (Class B) to serve for terms of three (3) years, and until their respective successors are elected and qualified;

   (2) To approve the appointment of independent auditors for the year 1996;
and

   (3) To transact such other business as may properly come before the meeting.

   The Board of Directors has fixed the close of business on March 15, 1996 as the record date for the determination of shareholders of the Corporation entitled to notice of and to vote at the meeting, or any adjournment or adjournments thereof, and only shareholders of record at such time and date are entitled to notice of and to vote at the meeting.



                                 By Order of the Board of Directors,



                                /s/ Paul J. Sternberg
                                ---------------------------
                                Paul J. Sternberg
                                Secretary

March 29, 1996

- -------------------------------------------------------------------------------

                            YOUR VOTE IS IMPORTANT

In order to assure your representation at the meeting, please promptly date, sign and mail the enclosed proxy, which is being solicited on behalf of the Board of Directors. A self-addressed return envelope, which requires no postage if mailed in the United States, is enclosed for that purpose.

- -------------------------------------------------------------------------------

                           THE RAYMOND CORPORATION
                                 P.O. BOX 130
                         GREENE, NEW YORK 13778-0130

                                MARCH 29, 1996

                               PROXY STATEMENT

PROXIES, VOTING AND RECORD DATE

   This Proxy Statement and the enclosed form of proxy will be mailed to shareholders on or about March 29, 1996, in connection with a solicitation of proxies by the Board of Directors of The Raymond Corporation, (the "Corporation"), a New York corporation, to be used at the Annual Meeting of Shareholders to be held on Saturday, May 4, 1996 at 11:00 A.M. local time, in the Greene Central High School, South Canal Street, Greene, New York for the purposes set forth in the foregoing Notice of Annual Meeting of Shareholders. The Corporation's corporate headquarters are located at South Canal Street, Greene, New York, 13778.

   The form of proxy enclosed may be revoked at any time before it is voted by filing with the Secretary a written revocation or a proxy bearing a later date, or by attending and voting at the meeting. If a shareholder specifies on an effective proxy how it is to be voted on any of the business to come before the meeting, it will be voted in accordance with such specifications. If no specification is made on an effective proxy, it will be voted by the persons named as proxy holders:

       FOR the election as Directors of the Corporation of the four nominees for Director for three year terms, as listed under the caption "Nominees for Election as Directors", and

       FOR the approval of the selection by the Board of Directors of Ernst & Young LLP as independent auditors for the Corporation for the 1996 fiscal year.

   In the event other business is brought before the meeting, the enclosed proxy gives discretionary authority to the persons named therein to vote in accordance with their judgment.

   Other than the election of Directors, which requires a plurality of the votes cast, the approval of the appointment of auditors requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of determining the number of votes cast for a particular matter, only those votes cast "For" and "Against" are included. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting.

   At the close of business on March 15, 1996, the record date for the determination of shareholders entitled to vote at the meeting, there were outstanding and entitled to vote 7,082,938 shares of the Corporation's Common Stock. Each share of Common Stock entitles the holder to one vote.

SECURITY OWNERSHIP OF MANAGEMENT

   The following table sets forth, as of March 15, 1996, the number of shares of the Corporation's Common Stock beneficially owned by each of its Directors and nominees for Director, each executive officer named in the Summary Compensation Table, and all Directors and officers as a group, based upon information obtained from such persons:

                                           Amount and Nature of Beneficial Ownership
                                   ---------------------------------------------------------
                                    Sole Voting       Options
                                        and         Exercisable        Other       Percent
Name of Individual                  Investment        Within        Beneficial        of
or Group                                Power            60 days     Ownership      Class
 --------------- ...............   -------------   -------------    ------------   ---------
Ross K. Colquhoun  .............      146,414        69,770             -0-            2.9%
James J. Malvaso  ..............          383         5,723            1,374(1)           *
                                                                      41,870(2)
James F. Matthews  .............        -0-           2,036            5,250(1)           *
John E. Mott  ..................        1,903         7,797             -0-               *
Michael R. Porter  .............        1,323         7,797             -0-               *
George G. Raymond, Jr.  ........      599,396           -0-          160,557(3)       13.7%
                                                                     252,567(4)
Arthur M. Richardson  ..........        1,014         8,673           41,870(2)           *
Dr. M. Richard Rose  ...........        6,608         9,357             -0-               *
John V. Sponyoe  ...............        1,000           920             -0-               *
Michael O. Womack  .............       26,276           920           41,870(2)           *
Jerome R. Dinn  ................        4,148        15,389             -0-               *
Margaret L. Gallagher  .........       11,356        42,446             -0-               *
William B. Lynn  ...............        -0-          41,376           11,605(1)
                                                                      41,870(2)
                                                                         674(5)        1.3%
All officers and Directors as a
  group (19 persons) ...........      803,662       295,333          478,493          21.3%


- ------
* Indicates less than one percent ownership.

(1) Shares held jointly with spouse.
(2) Shares held in the Corporation's Profit Sharing Plans, of which Messrs. Lynn, Malvaso, Richardson and Womack are trustees.
(3) Shares held by the Raymond Foundation, of which Mr. Raymond is a trustee.
(4) Shares held in family trusts, of which Mr. Raymond is co-trustee.
(5) Shares held in trust for son.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   Based on filings with the Securities and Exchange Commission the following persons and institutions are known by the Corporation to beneficially own more than five percent of the outstanding shares of Common Stock of the
Corporation:

                          Name and Address of           Shares Beneficially     % of
Title of Class             Beneficial Owner                  Owned(1)          Class
- -------.......    -----------------------------------   -------------------    -------
Common Stock...  George G. Raymond, Jr. The Raymond         1,012,520(2)        14.3%
                 Corporation Greene, New York 13778-0130
Common Stock...  ICM Asset Management, Inc. 601 W. Main       807,476(3)        11.4%
                 Ave., Suite 917 Spokane, Washington
                 99201
Common Stock...  Pioneering Management Corporation 60         702,820(4)         9.9%
                 State Street Boston, Massachusetts
                 02109
Common Stock...  Madeleine R. Young 401 E. Linton             502,142(5)         7.1%
                 Boulevard Apartment 629 DelRay, Florida
                 33483
Common Stock...  David L. Babson & Co., Inc. One Memorial     480,682(6)         6.8%
                 Drive Cambridge, Massachusetts
                 02142-1300
Common Stock...  The Huntington Trust Company, N.A. 41        392,609(7)         5.5%
                 South High Street, Suite 3400 Columbus,
                 Ohio 43287

- ------
(1) Shareholder has sole voting and sole dispositive power unless otherwise indicated.

(2) Includes 160,557 shares held by the Raymond Foundation, of which Mr. Raymond is a trustee. Includes 245,811 shares in family trusts of which Mr. Raymond, Madeleine R. Young and The Huntington Trust Company of Florida, N. A. are co-trustees and 6,756 shares in a family trust of which Mr. Raymond and Marine Midland Bank, N. A. are co-trustees. Mr. Raymond has shared voting and dispositive power over 413,124 shares.

(3) ICM Asset Management, Inc. reports sole voting power over 498,700 shares.

(4) Pioneering Management Corporation reports shared dispositive power over 276,820 shares.

(5) Includes 160,557 shares held by the Raymond Foundation, of which Mrs. Young is a trustee. Includes 245,811 shares in family trusts of which Mrs. Young, Mr. Raymond and The Huntington Trust Company of Florida, N.A. are co-trustees. Mrs. Young reports shared voting and dispositive power over 406,368 shares.

(6) David L. Babson & Co., Inc. reports shared voting power over 121,154 shares.

(7) The Huntington Trust Company, N.A. ("Huntington") reports shared voting power over 375,339 shares; sole dispositive power over 15,313 shares and shared dispositive power over 375,339 shares. Huntington is the bank depository for various Raymond family-owned shares.

ELECTION OF DIRECTORS

   The Board of Directors is currently comprised of 10 Directors. The Board is divided into three classes as nearly equal in number as possible. At each Annual Meeting, Directors constituting one class are nominated for election.

   Four (4) Directors of the Corporation are to be elected at this meeting to serve for terms of three (3) years, and until their respective successors are elected and qualified.

   The shares represented by the enclosed proxy will be voted for the election of James J. Malvaso, Michael R. Porter, George G. Raymond, Jr. and Dr. M. Richard Rose unless authority to vote the shares for the election of Directors is withheld. The Board of Directors believes that all nominees will be available and able to serve as Directors. If for any reason any nominee becomes unavailable prior to the Annual Meeting to serve, it is expected that either (a) the persons named in the proxy will vote for another nominee or nominees to be selected by the Board of Directors, or (b) the number of Directors will be reduced accordingly.

   The following contains certain information as of March 15, 1996, with respect to the persons who have been nominated to serve three year terms as Directors and for the Corporation's other Directors who are currently serving terms expiring in 1997 and 1998.

                      NOMINEES FOR ELECTION AS DIRECTORS

JAMES J. MALVASO                                       Appointed Director 1995

   Mr. Malvaso, 45, was appointed President and Chief Operating Officer of the Corporation in August 1995 and was appointed to the Board of Directors in October 1995. He served as Vice President-Operations of the Corporation from October 1993 until August 1995 and previously had served from 1990 to 1993 as Vice President of Operations of Pfaudler-U.S. Inc., a leading manufacturer of glass-lined reactors, pressure vessels and accessories. Mr. Malvaso is an advisory board member of Stow Manufacturing Company.

MICHAEL R. PORTER                                          Director since 1989

   Mr. Porter, 49, has been President of Nexus Corporation, a greenhouse manufacturing company, since January 1994. Previously, during 1993-1994, he was President of Phiji Group, Inc., an investment company, and prior thereto he was President and General Manager of Diversified Transmission Products, Borg Warner Automotive Inc. from 1991 to 1993 and Vice President and General Manager of Borg Warner Automotive Transmission and Engine Components from 1984 to 1991.

GEORGE G. RAYMOND, JR.                                     Director since 1946

   Mr. Raymond, 74, served as Chairman of the Board of the Corporation from 1973 until August 1995. He is a lifetime trustee of Alfred University.

DR. M. RICHARD ROSE                                        Director since 1979

   Dr. Rose, 63, served as President of Rochester Institute of Technology from 1979 to 1992. He is a member of the Boards of Directors of Rochester Gas and Electric Corporation, Baldwin Technology Company, Inc. and Webcraft Technologies, Inc. and is a trustee of Roberts Wesleyan College.

                        DIRECTORS CONTINUING IN OFFICE
                   TERM EXPIRES AT THE 1997 ANNUAL MEETING

JAMES F. MATTHEWS                                          Director since 1994

   Mr. Matthews, 61, has been the President of The Matco Group, Inc., a diversified holding company, since 1965. He is a Director or trustee of several civic and charitable organizations including the Northeast Regional Advisory Board of Chase Manhattan Bank, Broome County Charities, Lourdes Hospital, Mom's House and Syracuse Cancer Research Institute.

JOHN E. MOTT                                               Director since 1974

   Mr. Mott, 71, is Secretary of Raymond Industrial Equipment, Limited, a wholly-owned Canadian subsidiary of the Corporation. Formerly, he served as Chairman of the Board of Raymond Industrial Equipment, Limited and Vice President-International Operations of the Corporation. Mr. Mott is also President of Twenty-Five Investments Ltd., a Canadian investment company.

ARTHUR M. RICHARDSON                                       Director since 1984

   Mr. Richardson, 69, has been President of Richardson Capital Corporation, a venture capital company, since 1985. He is a member of the Boards of Directors of Goulds Pumps, Inc., Rochester Gas and Electric Corporation, Transmation Corp., Horus Therapeutic Inc. and Microlytics Inc. Mr. Richardson also serves as a trustee of the University of Rochester.

                   TERM EXPIRES AT THE 1998 ANNUAL MEETING

ROSS K. COLQUHOUN                                          Director since 1984

   Mr. Colquhoun, 65, was named Chairman of the Board and Chief Executive Officer of the Corporation in August 1995. Previously, Mr. Colquhoun served as President and Chief Executive Officer of the Corporation from July 1987 to August 1995. He is also Chairman of the Board of G. N. Johnston Equipment Co. Ltd., Associated Material Handling Industries, Inc. and Material Handling Associates, Inc. ("M.H.A."), the Corporation's joint venture company with Mitsubishi Caterpillar Forklift America Inc.

JOHN V. SPONYOE                                            Director since 1995

   Mr. Sponyoe, 57, is the President of Loral Federal Systems-Owego, a division of Loral Corporation, a developer and manufacturer of hardware and software systems. From June 1987 through February 1994, he was Vice President and General Manager of IBM Federal Systems Company-Owego. Mr. Sponyoe is a member of the Board of Directors of BSB Bank & Trust Company and a Director or trustee of several educational, civic and charitable organizations, including Roberson Museum & Science Center, WSKG public television and radio and Binghamton University School of Management.

MICHAEL O. WOMACK                                          Director since 1995

   Mr. Womack, 54, has been the President of Womack Material Handling Systems, Inc. since June 1978. Located in Wallingford, Connecticut, Womack Material Handling Systems, Inc. is a member of the Corporation's Dealer Network.

   Unless otherwise indicated, the principal occupations of all the Directors have been set forth for five years or more, except that certain of the Directors have served their present employers in other executive capacities during such period. Mr. Raymond may be considered, because of his stock ownership, a "control person" of the Corporation.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

   To the Corporation's knowledge, based solely on review of the copies of such reports furnished to the Corporation and written representations that no other reports were required during the fiscal year ended December 31, 1995, all Section 16(a) filing requirements applicable to its officers, Directors and greater than ten percent beneficial owners were complied with.

COMMITTEES OF THE BOARD OF DIRECTORS

   Committees of the Board include the Executive, Finance, Human Resource, Executive Compensation, Audit and Pension Plan Review Committees. There is no nominating committee. The nominating function is fulfilled by the Human Resource Committee. The Human Resource Committee will consider nominees for Directors recommended by shareholders. Although no formal procedure has been established, shareholders may submit recommendations to the Secretary of the Corporation at P. O. Box 130, Greene, New York, 13778 at the time set forth for submitting shareholder proposals.

   The Executive Committee presently has four members: Messrs. Raymond, Porter, Richardson and Rose. The function of this committee is to act in place of the Board between Board Meetings in the event a matter requires immediate attention. This committee held no meetings in 1995.

   The Finance Committee presently has four members: Messrs. Richardson, Malvaso, Raymond and Sponyoe. The function of this committee is to review capital requirements and make recommendations to the Board of Directors with respect thereto. This committee held two meetings in l995.

   The Human Resource Committee presently has four members: Messrs. Rose, Matthews, Porter and Raymond. The Committee has the responsibility of reviewing management practices and matters of employee relations, training programs and affirmative action. The Human Resource Committee held three meetings in 1995.

   The Executive Compensation Committee presently has three members: Messrs. Rose, Matthews and Porter. The Executive Compensation Committee reviews the Corporation's compensation philosophy and programs, sets compensation for the Chief Executive Officer and authorizes executive compensation to officers. It also is responsible for the administration of the Corporation's Stock Option Plans. The Executive Compensation Committee held one meeting in 1995.

   The Audit Committee presently has four members: Messrs. Porter, Matthews, Mott and Sponyoe. The functions of the Audit Committee are to receive and review the audits of the Corporation's books by outside independent auditors, to review the internal audit function, to consider matters of accounting policy and to investigate and make a recommendation to the Board of Directors each year with respect to the appointment of independent auditors for the following year. This committee held two meetings in 1995.

   The Pension Plan Review Committee presently has four members: Messrs. Womack, Malvaso, Mott and Richardson. This Committee reviews the Pension Plans of the Corporation and makes recommendations to the Board with respect thereto. This committee held two meetings in 1995.

   Pursuant to the Bylaws of the Corporation, Mr. Colquhoun is an ex officio member of all committees of the Board except for the Audit Committee and the Executive Compensation Committee.

   The Board of Directors met five times during Fiscal 1995. No incumbent Director attended fewer than 75% of the total number of meetings of the Board and Committees on which the Director served.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Directors Dr. M. Richard Rose, James F. Matthews and Michael R. Porter comprise the Corporation's Executive Compensation Committee. Messrs. Rose, Matthews and Porter are nonemployee Directors of the Corporation and none of them are a former officer of the Corporation or any of its subsidiaries.

   James F. Matthews is the President and 100% owner of The Matco Group, Inc. The Corporation does business with several of Mr. Matthews' companies, including Wholesale Electric Supply Corp., a supplier of electrical wiring materials, U. S. Assemblies Endicott, Inc., a supplier of assembled printed circuit boards and Matthews Leasing Corp., an automobile leasing company. In 1995, the Corporation paid $3,031,000 for services and materials supplied by Mr. Matthews' companies to the Corporation in the ordinary course of business.

DIRECTORS' REMUNERATION

   Directors who are employees of the Corporation receive no compensation for their service as Directors or as members of committees. Each Director who is not an employee of the Corporation ("Outside Director") receives or is credited with the following fees: annual retainer, $12,000 per year, $800 for each Board meeting attended and $800 for each committee meeting attended with a maximum of one paid committee meeting fee per day.

   George G. Raymond, Jr. is a paid consultant to the Corporation. The Corporation recognizes Mr. Raymond's associations, contacts, experience and expertise developed over the years and considers his contributions valuable to the Corporation in expanding its present operations and making them more profitable. Mr. Raymond will participate in specific corporate events at the request of the Chief Executive Officer and will be paid $101,200 in 1996 for his consulting services. The consulting agreement expires December 31, 1996. Mr. Raymond receives no compensation for his service as a Board member.

   Members of the Board of Directors participate in the Corporation's Stock Option Plan. The Plan provides each of the Outside Directors with automatic annual option grants to purchase for up to ten years that number of shares of the Corporation's Common Stock equal to the average compensation paid to the Outside Directors divided by the fair market value per share on the date of the grant.

   Outside Directors also may participate in the Corporation's Deferred Compensation Plan for Exempt Employees, which permits deferral of compensation and provides for interest at the prime rate on the amounts deferred. In 1995, Lee J. Wolf, former Director who resigned from the Board in October 1995, participated in the Plan.

                REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

   The Executive Compensation Committee of the Board of Directors (the "Committee") is comprised of three independent nonemployee Directors. As noted earlier in this proxy statement, the Committee's duties include recommending to the Board of Directors the base salary for the Chief Executive Officer ("CEO") and all other executive officers and administering the Corporation's Stock Option Plan.

COMPENSATION POLICY AND OVERALL OBJECTIVES

   The Committee believes that compensation of the Corporation's key executive employees should:

       -- attract, retain and motivate a high caliber of executives, since the performance of these employees on a long-term basis is vital to the success of the business.

       -- link rewards to business results and shareholder returns.

       -- provide variable, at risk compensation that is dependent upon the level of success in meeting specified individual and corporate goals.

       -- encourage executives to become shareholders of the Corporation promoting identification with the Corporation's shareholders and their interests.

   The Committee annually reviews and compares the Corporation's compensation programs for its executive officers with that of other North American durable goods manufacturing companies including those of comparable sales volume, employment levels, product and service offerings. A number of these companies are included in the Value Line Machinery Peer Group referred to in the performance graph on page 12.

   The key elements of the Corporation's executive compensation policy are base salary, annual incentives in the form of a cash bonus and long-term incentives in the form of stock options. The Committee evaluates base salaries in accordance with its policy of focusing on individual performance and competitive market conditions. The other two components, annual cash incentives and long-term incentives are designed to increase motivation for achieving strategic objectives. Compensation received from these two components are directly linked to business results.

BASE SALARY

   Base salaries are targeted to average pay levels of executive officers in comparable North American durable goods manufacturing companies, as noted previously. The Committee also reviews salary information supplied by outside consultants when establishing base salary structures.

   Salaries within these structures vary by individual and when reviewing each executive officer's salary, the Committee considers the executive's level of performance, responsibility, prior experience, breadth of knowledge, abilities, equity issues relating to pay of other Corporate executives and external pay practices. In making salary recommendations or decisions, the

Committee exercises its discretion and judgment based on these factors. No specific formula is applied to determine the weight of any one factor.

   The base salary for the Corporation's CEO, Ross K. Colquhoun, was reviewed in March 1995 by the Committee. The Committee reviewed Mr. Colquhoun's salary based on its assessment of the Corporation's financial and non-financial performance. The Committee has identified several factors which are critical to the Corporation's success including growth in shareholder value, sales growth, earnings per share growth and the development of new products. As a result of Mr. Colquhoun's vision and leadership, the Corporation achieved records in essentially all critical areas including new equipment orders, revenues, profit and earnings. The Committee concluded that Mr. Colquhoun's efforts improved the Corporation's presence in domestic and international markets and enabled the Corporation to secure a number of Original Equipment Manufacturer ("O.E.M.") agreements in 1995, which are expected to produce revenues and profits in the years ahead. For the year 1995, the Committee authorized a base salary of $381,471 for Mr. Colquhoun. This amount places him at the average level of salaries for CEO's in comparable North American durable goods manufacturing companies as reported in the Watson Wyatt Data Services Top Management Report.

ANNUAL CASH INCENTIVE

   Consistent with the overall objectives described above, annual cash incentives are awarded pursuant to the Corporation's Executive Bonus Plan. This Plan promotes the Corporation's "pay for performance" philosophy by providing executives with financial reward in the form of annual cash bonuses based upon the achievement of specific, predetermined goals and the Corporation's profit after providing for return on shareholders' equity.

   In 1994, the specifically measured performance goals established for 1995 included increased market distribution, introduction of new products and services, expansion into domestic and international markets, continued success of the National Accounts Program and introduction and sale of the DOCKSTOCKER(TM) product line.

   The executive bonus plan approved by the Committee in December 1994 for the 1995 fiscal year was based on a relationship of pre-tax profits to the Corporation's shareholders' equity. The Committee believes that a bonus based on this formula aligns the executives' reward directly to shareholder value.

   Mr. Colquhoun was awarded a bonus of $325,751 in 1995 based on the formula and the remaining bonus pool was distributed among designated senior executives in the Corporation.

LONG-TERM INCENTIVES

   The Raymond Corporation Stock Option Plan is a stock-based incentive compensation plan under which employees selected by the Committee may receive awards of stock options and stock appreciation rights. The Corporation encourages the recipients to hold the common stock issued pursuant to the Plan so that the employees' interests will continue to be aligned with the long-term interests of the Corporation's shareholders.

   No option awards are made in the absence of satisfactory performance by the eligible employees. Performance is evaluated by the Committee based on the employee's individual contribution to the long-term health of the Corporation and the Corporation's performance. The number of options granted annually is determined according to a formula based on the market price of the Corporation's Common Stock, base salary and performance level, without regard to the number of options held by the optionee. The Committee granted non-qualified and incentive stock options to executive officers and other eligible employees in March 1995 at an exercise price per share of $17.02 per share, the closing price of the common stock on the NASDAQ (National Association of Securities Dealers Quotations System) market on the date of grant, adjusted for the 1995 5% stock dividend. In the event that the stock price declines to a level below the option grant price options are not revalued or reissued. Stock options expire ten (10) years from the date of grant.

   In accordance with the Plan, the CEO was awarded 22,418 non-qualified stock options at a fair market value of $17.02 per share in 1995.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

   Section 162(m) of the Internal Revenue Code generally limits to $1 million the annual corporate federal income tax deduction for certain
"non-performance based" compensation paid to the CEO or any of the four other highest paid officers of a publicly-held corporation.

   The Committee has determined that it is unlikely that the Corporation would pay compensation in fiscal 1996 that would result in the loss of federal income tax deduction under Section 162(m) of the Internal Revenue Code of 1986, and has therefore not recommended that any special actions be taken or plans or programs be revised at this time. The Committee will continue to monitor the applicability of Section 162(m) to the Corporation's programs and will determine at a later date what actions the Corporation should take.









Respectfully submitted,
The Executive Compensation Committee
Dr. M. Richard Rose, Chairman
James F. Matthews
Michael R. Porter

EXECUTIVE COMPENSATION

   The following table sets forth information with respect to the Chief Executive Officer and the four most highly compensated other executive officers of the Corporation.

                          SUMMARY COMPENSATION TABLE

                                                                                      Long-Term
                                           Annual Compensation                   Compensation Awards
                            -------------------------------------------------   ---------------------
(a)                          (b)        (c)         (d)            (e)                   (g)                   (i)
Name and                                                       Other Annual         Securities Underlying    All Other
  Principal Position         Year      Salary($)    Bonus ($) Compensation($)       Options/SARs(#)(1)     Compensation($)
 ------------------------   ------   ---------    ---------   ---------------   ---------------------   ------------------
Ross K. Colquhoun            1995     381,471     325,751           0                     22,418          52,143(2)(3)(4)(5)
Chairman of the              1994     318,101     314,660           0                     23,814          43,962
Board & CEO                  1993     305,257     158,195           0                     23,538          14,610

James J. Malvaso             1995     132,788     203,594           0                      5,723          14,177(2)(3)(4)(5)
President & COO              1994     114,423     124,830           0                      5,844          11,705
                             1993      56,587      26,014           0                        N/A           1,944

William B. Lynn              1995     159,328     203,594           0                      9,293          19,557(2)(3)(4)(5)
Executive Vice               1994     150,421     124,830           0                      8,930          15,933
President                    1993     132,789      68,042           0                      9,041           5,134

Jerome R. Dinn               1995     125,470     162,876           0                      4,253          15,747(2)(3)(4)(5)
Vice President-              1994     121,397     124,830           0                      4,741          14,067
National Accounts            1993     119,469      52,028           0                      6,395           5,017

Margaret L. Gallagher        1995     119,106     162,876           0                      5,513          14,991(2)(3)(4)(5)
Vice President-Marketing     1994     117,769     124,830           0                      7,331          12,886
                             1993     114,165      52,028           0                      7,387           4,281

- ------
(1) Adjusted to reflect the 1995 5% stock dividend.

(2) Insurance premiums paid for the benefit of Mr. Colquhoun, $6,769, Mr. Malvaso, $691, Mr. Lynn, $1,338, Mr. Dinn, $1,398 and Ms. Gallagher, $1,323.

(3) Includes cash profit sharing amounts of $16,490 to Mr. Colquhoun, $7,933 to Mr. Malvaso, $8,192 to Mr. Lynn, $6,290 to Mr. Dinn and $6,057 to Ms. Gallagher.

(4) Includes deferred profit sharing amounts of $3,652 for CEO and named executive officers.

(5) Includes deferred profit sharing amounts under supplemental benefits equalization plan of $25,232 to Mr. Colquhoun, $1,901 to Mr. Malvaso, $6,375 to Mr. Lynn, $4,407 to Mr. Dinn and $3,959 to Ms. Gallagher.

PERFORMANCE GRAPH

   The following performance graph compares the performance of the Corporation's Common Stock for the last five fiscal years to the S & P 500 Index and the Value Line Machinery Peer Group, which consists of 30 companies.

               Comparison of Five-Year Cumulative Total Return*
                    (Performance Results Through 12/31/95)

$400.00 |--------------------------------------------------------------------|
        |                                                                    |
        |                                                                    |
        |                                                                   *|
        |                                                                    |
$300.00 |--------------------------------------------------------------------|
        |                                                                    |
        |                                                          *         |
        |                                                                    |
        |                                            *                     &#|
$200.00 |-------------------------------*------------------------------------|
        |                                            #             #         |
        |                              &#            &             &         |
        |                  *&#                                               |
        |                                                                    |
$100.00 |----*&#-------------------------------------------------------------|
        |                                                                    |
        |                                                                    |
        |                                                                    |
        |                                                                    |
  $0.00 |-----|------------|-----------|-------------|-------------|---------|
            1990         1991        1992          1993          1994      1995


        * = THE RAYMOND CORPORATION                     & = Standard & Poors 500
                               # = Machinery


                                1990        1991        1992          1993          1994        1995
                                ----        ----        ----          ----          ----        ----
THE RAYMOND CORPORATION   *   $100.00     $120.00     $200.00       $223.33       $259.00     $334.43
    Standard & Poors 500  &   $100.00     $130.55     $140.72       $154.91       $157.39     $216.42
             Machinery    #   $100.00     $127.71     $143.45       $185.07       $178.91     $206.26


Assumes $100 invested at the close of trading 12/90 in The Raymond Corporation Common Stock, S & P 500 and Value Line Machinery Peer Group.
*Cumulative total return assumes reinvestment of dividends.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

   At the 1988 Annual Meeting, shareholders ratified an employment agreement entered into by the Corporation with Ross K. Colquhoun, (the "Employment Agreement"), now Chairman of the Board and Chief Executive Officer of the Corporation. Pursuant to the Employment Agreement as amended, he is entitled to participate in benefits generally available to executive officers. Upon attaining age 65, Mr. Colquhoun became eligible to receive a supplemental annual pension payment of 50% of his most recent base salary.

   The Employment Agreement is terminable by either party at any time. If Mr. Colquhoun resigns prior to a change in control, other than because of a material breach of the Employment Agreement by the Corporation, or if he is terminated by the Corporation for cause, or as a result of death or permanent disability, he will not be entitled to further compensation. If (other than following a change in control) Mr. Colquhoun resigns as a result of a material breach of the Employment Agreement or is terminated without cause, he will be entitled to receive his current salary and benefits for one year. Such amounts and benefits will be reduced by compensation or benefits received by Mr. Colquhoun from other employment, but he will receive at least six monthly payments of salary. "Cause" is defined as a material misappropriation of funds or property, unreasonable and persistent neglect of or refusal to perform his duties or conviction of a felony.

   If Mr. Colquhoun's employment is terminated after a change in control by the Corporation without cause, Mr. Colquhoun or his estate will be entitled to receive an amount payable in 36 monthly installments equal to 2.99 times his average compensation for the five years preceding the change in control subject to limitations on excess parachute payments in the Internal Revenue Code. In addition, the Corporation will continue his insurance benefits for three years.

   The Corporation has agreements with James J. Malvaso, William B. Lynn, Jerome R. Dinn and Margaret L. Gallagher which provide, in the event of a change in control of the Corporation, for continuing the employment of the executive for a period of three years at salary and benefit levels not less than that which existed immediately prior to the change in control. In the event of termination of employment without cause during this three year period, the executive's salary and benefits continue for the remainder of the three year period, reduced by salary and benefits earned in subsequent employment. The Corporation has similar agreements with all of its senior executive officers.

   The following table shows, as to the Chief Executive Officer and the four most highly compensated other executive officers of the Corporation, information about option grants in the last fiscal year under the Corporation's Stock Option Plan (1991).

                    OPTION GRANTS IN THE LAST FISCAL YEAR

                                                                                    Potential Realizable Value At
                                                                                       Assumed Annual Rates of
                                                                                      Stock Price Appreciation
                                      Individual Grants                                    For Option Term
 ---------------------  --------------------------------------------------------------   ----------------------
          (a)                 (b)              (c)             (d)           (e)           (f)          (g)
                                             Percent of
                           Number of           Total
                           Securities      Options/SARs      Exercise
                           Underlying        Granted to      or Base
                           Options/SARs    Employees in       Price        Expiration
Name                       Granted (#)(2)   Fiscal 1995       ($/SH)          Date        5%($)(1)    10%($)(1)
- ---------------------     --------------   --------------    ----------   ------------   ----------   ----------
Ross K. Colquhoun           22,418             32.1%         $ 17.02       3/02/05       $240,097     $608,200
James J. Malvaso             5,723              8.2            17.02       3/02/05         61,293      155,265
William B. Lynn              9,293             13.3            17.02       3/02/05         99,528      252,119
Jerome R. Dinn               4,253              6.1            17.02       3/02/05         45,550      115,384
Margaret L. Gallagher        5,513              7.9            17.02       3/02/05         59,044      149,568

- ------

(1) The assumed annual rates of appreciation of five and ten percent would result in the price of the Corporation's Common Stock increasing to $27.73 and $44.15, respectively, from the $17.02 market price on the date of grants. Over the last 10 years, the market price of the Corporation's Common Stock has increased at a compounded annual rate of 4.3%.

(2) Stock options granted on March 3, 1995 under the Corporation's Stock Option Plan. Options became fully exercisable on March 3, 1996.

   The following table shows aggregate option exercises in the last fiscal year and fiscal year-end option values for the Chief Executive Officer and the four most highly compensated other executive officers.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                     AND
                      FISCAL YEAR-END OPTION/SAR VALUES

          (a)                 (b)             (c)                     (d)                                (e)
    --------------       --------------   -----------   --------------------------------  --------------------------------
                                                              Number of Securities
                                                             Underlying Unexercised
                                                                Options/SARs at           Value of Unexercised In-The-Money
                                                               December 31, 1995                   Options/SARs at
                             Shares                                   (#)                       December 31, 1995 (1)
                            Acquired         Value                                                      ($)
Name                   on Exercise(#)(2)  Realized($)    Exercisable      Unexercisable     Exercisable     Unexercisable
- ----                   -----------------  -----------    -------------   ---------------   -------------   ---------------
Ross K. Colquhoun  ...      71,363         $690,655           47,352            22,418       $338,892         $128,455
James J. Malvaso  ....       5,844           28,519              -0-             5,723            -0-           32,793
William B. Lynn  .....       4,513            5,634           37,748             9,293        255,222           53,249
Jerome R. Dinn  ......         -0-              -0-           11,136             4,253         80,182           24,370
Margaret L. Gallagher          -0-              -0-           36,933             5,513        418,034           31,589

- ------
(1) Computed based upon the difference between aggregate fair market value on December 31, 1995 and aggregate exercise price.

(2) Amounts represent the number of securities underlying Options/SARs exercised. The actual shares acquired on exercise were 17,883, 1,374 and 315 for Messrs. Colquhoun, Malvaso and Lynn, respectively.

PENSION PLANS

   The Corporation has trusteed non-contributory defined benefit pension plans. All present U. S. employees over age 21 who have one or more years of service and who became employees prior to age 60 and Canadian employees with more than three months of service are eligible under these plans. A total of 1,922 individuals participated in 1995.

   As permitted by the Employee Retirement Income Security Act of 1974, the Corporation has adopted a supplemental plan which is designed to provide the amount of retirement benefit which cannot be paid from the pension plans by reason of certain Internal Revenue Code limitations on qualified plan benefits. The amounts in the Pension Plan Table include the amounts payable under the supplemental plan.

   Estimated annual pensions at age 65, the assumed normal retirement age, calculated on a straight-life annuity basis, for representative years of benefit service are as follows:

 Highest Consecutive
Three Year Average
      Earnings                                 Years of Credited Service
                       --------------------------------------------------------------------------
                           15          20            25           30          35           40
                       ---------   ----------    ----------   ----------   ----------   ---------
$100,000  ..........    $ 9,941     $13,255       $16,569      $19,883      $23,197     $ 26,510
150,000  ...........     14,912      19,883        24,854       29,824       34,795       39,766
200,000  ...........     19,883      26,510        33,138       39,766       46,393       53,021
250,000  ...........     24,854      33,138        41,423       49,707       57,992       66,276
300,000  ...........     29,824      39,766        49,707       59,648       69,590       79,531
350,000  ...........     34,795      46,393        57,992       69,590       81,188       92,786
400,000  ...........     39,766      53,021        66,276       79,531       92,786      106,042

   Benefits under the pension plans are based primarily on 0.6% of the participant's average compensation (salary and bonus) for the highest three consecutive years of compensation during the ten year period prior to termination or retirement, whichever is earlier, multiplied by the number of years of credited service. Benefits are non-forfeitable after five years of vesting service, and actuarially reduced benefits are available for participants who retire on or after age 55 after five years of vesting service. Plan benefits are not reduced by any social security or other non-plan benefits to which the participant is entitled.

   Three year average covered compensation for the Chief Executive Officer, Mr. Colquhoun and the named executives as of the end of fiscal year 1995 is:
Mr. Colquhoun $228,973, Mr. Lynn $280,661, Mr. Dinn $235,933 and Ms.
Gallagher $214,501 (Mr. Malvaso's average cannot be computed as he has been with the Corporation for only two years). Covered compensation for the named executives is reported in the Summary Compensation Table.

   The years of credited service for the Chief Executive Officer and named executives are: 39 years for Mr. Colquhoun, 2 years for Mr. Malvaso, 21 years for Mr. Lynn, 11 years for Mr. Dinn and 19 years for Ms. Gallagher.

   The above information reflects a 1994 amendment to the U. S. Pension Plan which permits service as an employee at G.N. Johnston Equipment Co. Ltd. to be counted toward Service and Benefit Service under the U. S. Plan if the individual becomes an employee of the Corporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Ross K. Colquhoun, Chairman of the Board and Chief Executive Officer of the Corporation, is Chairman of the Board of G.N. Johnston Equipment Co. Ltd. ("Johnston") and of Associated Material Handling Industries, Inc. ("Associated"), both Dealers of the Corporation's products. Mr. Colquhoun owns, indirectly through a wholly-owned corporation, 28 percent of the outstanding stock of Johnston and 26 percent of the outstanding stock of Associated. The Corporation owns 46 percent of the outstanding stock of Johnston and 43 percent of the outstanding stock of Associated. The remainder is owned by executives of these companies. Prior to Mr. Colquhoun coming to The Raymond Corporation in 1987, he was President of Johnston, the exclusive Dealer of the Corporation's products in Canada. In 1995, Mr. Colquhoun served as President of Material Handling Associates, Inc. ("M.H.A."). The Corporation's sales to Johnston, Associated and M.H.A. aggregated approximately $69,456,000 in 1995, were made in the ordinary course of business and on the Corporation's standard terms for Dealers.

   The Corporation, through a wholly-owned Canadian subsidiary, has a note receivable from Johnston for approximately $1,246,000 bearing interest at 6.75%. The note is to be repaid in annual installments through 1998. In addition, the Corporation has made advances to Johnston and Associated at variable interest rates. The maximum amount of these advances outstanding in 1995 was approximately $2,885,000 and the outstanding advances at December 31, 1995 were approximately $2,219,000. The loan and advances to Johnston were made through wholly-owned Canadian subsidiaries with funds earned in Canada.

   Pursuant to agreements among the Corporation and the shareholders of Johnston and Associated, respectively, the Corporation is obligated to purchase for adjusted book value, as defined in the agreements entered into in 1968 and 1980, the shares of the other shareholders, including Mr. Colquhoun, when they cease to be officers, Directors or employees of Johnston or Associated.

   Michael O. Womack, a Director of the Corporation, is the President and 100% shareholder of Womack Material Handling Systems, Inc., ("Womack"), a Dealer of the Corporation's products. The Corporation's sales to Womack, which aggregated approximately $6,148,000 in 1995, were made in the ordinary course of business and on the Corporation's standard terms for Dealers.

   George G. Raymond, Jr. has an interest free loan from the Corporation of $150,252, which was the balance outstanding at March 15, 1996 and which also was the maximum outstanding in 1995.

   The Corporation maintains officers' and Directors' indemnification insurance with Chubb Group (Federal Insurance Company), which it renewed in 1995 at an annual premium of $80,000.

           PROPOSAL TO APPROVE APPOINTMENT OF INDEPENDENT AUDITORS

   The Board of Directors recommends shareholder approval of the Board's action in appointing Ernst & Young LLP, ("Ernst & Young"), as independent auditors of the Corporation and its subsidiaries for the year 1996. Ernst & Young has served as independent auditors for the Corporation for 18 years, and based upon a review by the Audit Committee of the Board of Directors of Ernst & Young's performance and fees, the Audit Committee recommended to the Board of Directors their retention for 1996. Accordingly, the following resolution will be offered at the Meeting:

               "RESOLVED, that the appointment by the Board of
               Directors of The Raymond Corporation of Ernst &
         Young LLP as independent auditors of the Corporation and its subsidiary companies for the fiscal year ending
                    December 31, 1996 is hereby approved."

   Representatives of the firm of Ernst & Young are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

                                ANNUAL REPORT

   The Annual Report of the Corporation, including audited financial statements for the year 1995, accompanies this Proxy Statement or has been previously mailed to shareholders.

                                OTHER MATTERS

   The Board of Directors knows of no other matters to be presented at the meeting. If other matters properly come before the meeting the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with their best judgment on such matters.

        SHAREHOLDER PROPOSALS FOR 1997 ANNUAL MEETING OF SHAREHOLDERS

   In order for shareholder proposals for the 1997 Annual Meeting of Shareholders to be eligible for inclusion in the Corporation's Proxy Statement, they must be received by the Corporation at its principal office (South Canal Street, P. O. Box 130, Greene, New York, 13778-0130) prior to November 30, 1996. Proposals must comply with Rule 14a-8 promulgated by the SEC pursuant to the Securities Exchange Act of 1934.

                             COST OF SOLICITATION

   This solicitation is made on behalf of the Board of Directors of the Corporation. The cost of solicitation of proxies in the accompanying form will be paid by the Corporation. The Corporation will also, pursuant to regulations of the Securities and Exchange Commission, make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy materials to their principals and will reimburse them for their reasonable expenses in so doing. In addition to solicitation by use of the mails, certain Directors, officers and employees of the Corporation may solicit the return of proxies by telephone, telegram, or personal interviews. The Corporation has retained Morrow & Co., Inc., New York, New York, to assist in the solicitation of proxies and will pay approximately $3,500 in fees for the solicitation of proxies to such firm, plus reimbursement of expenses.

                      By Order of the Board of Directors,

                              /s/ Paul J. Sternberg
                              ------------------------------
                                  Paul J. Sternberg
                                    Secretary

Greene, New York
March 29, 1996

/X/ Please mark your
    votes as in this
    example.

The Board of Directors recommends votes FOR:

                        FOR         WITHHELD
(1) Election of
    Directors           / /           / /
    (see reverse)

For, except as withheld in the space provided below:

- ----------------------------------------------------

                                FOR      AGAINST     ABSTAIN
2. The appointment of Ernst
   & Young LLP as auditors      / /        / /          / /
   for the year 1996.

When a vote is not specified, this Proxy will be voted FOR the election of directors, FOR item (2), and in the discretion of the Proxies on such other matters as may properly come before the meeting.

The undersigned acknowledges receipt with this Proxy of copies of the Notice of Annual Meeting and Proxy Statement dated March 29, 1996.







SIGNATURE(S)                                      DATED                 , 1996.
            -------------------------------------      -----------------
IMPORTANT: Please date this Proxy and sign exactly as your name(s) appear hereon. In signing as attorney, executor, administrator, trustee or guardian, please give full title as such and, if signing for a corporation, please give your title. When shares are in the names of more than one person, each should sign the Proxy.

                           THE RAYMOND CORPORATION

                           PROXY FOR ANNUAL MEETING
                SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned appoints JAMES F. MATTHEWS, GEORGE G. RAYMOND, JR. and PAUL J. STERNBERG, and any one of them, with power of substitution, attorneys and proxies to represent the undersigned at the Annual Meeting of Shareholders of THE RAYMOND CORPORATION to be held on Saturday May 4, 1996 at 11:00 A.M. in the Greene Central High School, South Canal Street, Greene, New York, and at any adjournment or adjournments thereof, with all power which the undersigned would possess if personally present, and to vote all shares of stock which the undersigned may be entitled to vote at said meeting.

        James J. Malvaso
        Michael R. Porter
        George G. Raymond, Jr.
        Dr. M. Richard Rose

     To vote in accordance with the Board of Directors' recommendations, just sign the reverse side; no boxes need to be checked.

                           THE RAYMOND CORPORATION
                        ANNUAL MEETING OF SHAREHOLDERS

         We hope you will attend the Annual Meeting of Shareholders of The Raymond Corporation which will be held on Saturday, May 4, 1996 at 11:00 A.M., at the Greene Central High School, South Canal Street, Greene, New York. After the meeting we invite you to be our guest for lunch at Baron's Inn on Route 12 in Greene, New York.

         If you are planning to attend the luncheon, please indicate below and return this card with your Proxy.

       [ ] I am planning to stay for the luncheon following the Annual
           Meeting.
           Please make reservations for me and a guest for lunch.



       --------------------------------------------------------------------
       Name of Shareholder                                Name of Guest


       --------------------------------------------------------------------
       Street Address


       --------------------------------------------------------------------
       City, State
                            (THIS IS NOT A PROXY)